UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated May 27, 2025: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND FULL REDEMPTION OF 8.75% SERIES B CUMULATIVE REDEEMABLE PERPETUAL FIXED TO FLOATING PREFERRED UNITS.

The information contained in this Report and the exhibit hereto, excluding the statements attributed to the Partnership’s Chief Executive Officer, are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2025

AND

FULL REDEMPTION OF 8.75% SERIES B CUMULATIVE REDEEMABLE PERPETUAL FIXED TO FLOATING PREFERRED UNITS

ATHENS – May 27, 2025 – Dynagas LNG Partners LP (NYSE: “DLNG”) (the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three months ended March 31, 2025.

Quarter Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $13.6 million and $0.28, respectively;

•

Adjusted Net Income(1) of $14.3 million and Adjusted Earnings per common unit(1) (basic and diluted) of $0.30;

•

Adjusted EBITDA(1)

•

100% fleet utilization(2);

•

Declared and paid a cash distribution of $0.5625 per unit on the Partnership’s Series A Preferred Units (NYSE: DLNG PR A) for the period from to November 12, 2024 to February 11, 2025 and $ 0.677286319 per unit on the Series B Preferred Units (NYSE: DLNG PR B) for the period from November 22, 2024 to February 23, 2025;

•

Declared a quarterly cash distribution of $0.049 per common unit for the quarter ended December 31, 2024, which was paid on February 27, 2025; and

•

During the first quarter of 2025 and through the date of this press release, repurchased 216,185 common units under the Common Unit Repurchase Program, which authorizes the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the 12-month period beginning November 21, 2024 (the “Repurchase Program”), for a total amount of $0.8 million, at an average gross price of $3.62 per common unit. As of the date of this release, we have 36,530,944 common units outstanding and $9.0 million of remaining capacity under the Repurchase Program.

(1) Adjusted Net Income, Adjusted Earnings per common unit and Adjusted EBITDA are not recognized measures under

U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B for additional information on how we calculate fleet utilization.

Recent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from February 12, 2025 to May 11, 2025, which was paid on May 12, 2025 to all Series A Preferred unitholders of record as of May 5, 2025;

•

Declared a quarterly cash distribution of $0.614808 on the Partnership’s Series B Preferred Units for the period from February 24, 2025 to May 21, 2025, which was paid on May 22, 2025 to all Series B Preferred unitholders of record as of May 15, 2025;

•

Declared a quarterly cash distribution of $0.049 per common unit for the quarter ended March 31, 2025, which was paid on May 23, 2025 to all common unitholders of record as of May 19, 2025; and

•

On May 27, 2025, the Partnership elected to exercise its option to redeem, in full, 2,200,000 Series B Preferred Units, representing all of the Series B Preferred Units that are issued and outstanding. Please see “Full Redemption of Series B Preferred Units” below.

Full Redemption of Series B Preferred Units

On or about May 27, 2025, the Partnership issued, or will issue, a notice of full redemption to the holders of its 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (NYSE:DLNG PRB) (CUSIP No. Y2188B124) (the “Series B Preferred Units”), notifying such holders that the Partnership has elected to exercise its option to redeem all of the issued and outstanding Series B Preferred Units on July 25, 2025 (the “Redemption Date” and such redemption, the “Redemption”). After the Redemption, there will be no Series B Preferred Units outstanding and all rights of the holders of Series B Preferred Units will terminate, except the right of such holders to receive the Redemption Price (as defined below). Furthermore, because all of the issued and outstanding Series B Preferred Units are being redeemed, trading of the Series B Preferred Units on the New York Stock Exchange will cease prior to market open on the Redemption Date.

The redemption price will be equal to $25.00 per redeemed Series B Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared (the “Redemption Price”), which will be payable in cash on the Redemption Date.

The Partnership has designated Computershare Trust Company, N.A. as the paying agent for the Series B Preferred Units (the “Paying Agent”). The address of the Paying Agent is: 150 Royall Street, Suite 101, Canton MA 02021, Attn: Corporate Actions.

All Series B Preferred Units are represented by a single certificate issued to The Depository Trust Company and registered in the name of its nominee, Cede & Co., and will be surrendered automatically to the Paying Agent in accordance with the applicable procedures of The Depository Trust Company or such nominee.

The information in this press release regarding the Redemption does not constitute a notice of redemption of the Series B Preferred Units, and is neither an offer to purchase nor a solicitation of an offer to sell any Series B Preferred Units.

CEO Commentary:

We are pleased with our financial performance for the quarter.

Net Income for the period was $13.6 million, or $0.28 per common unit, while utilization was 100%. We reported Adjusted EBITDA of $27.1 million and Adjusted Net Income of $14.3 million. These results underscore the strength of our contracts-based business model, which continues to shield us from the prevailing weakness in the short-term LNG shipping market.

All six LNG carriers in our fleet are employed under long-term charters with leading international gas companies, with an average remaining contract duration of 5.7 years as of the date of this release. Barring any unforeseen events, we do not expect any vessel availability before 2028. Our estimated contract backlog stands at approximately $0.9 billion as of May 27, 2025.

In line with our commitment to delivering unitholder value, we paid a quarterly cash distribution of

$0.049 per common unit on May 23, 2025. We also continued to execute on our Repurchase Program, having repurchased 271,303 common units to date at an average price of $3.79 per unit, well below our estimated net asset value per unit. As of today, $9.0 million remains available under the Repurchase Program.

Following the successful refinancing of our debt in June 2024, our balance sheet has strengthened meaningfully. Two of our vessels are now debt-free, and our annual debt amortization of $44 million represents 14% of our total outstanding debt of $312 million. We face no debt maturities until mid- 2029.

With contracted revenues exceeding our cash breakeven, we continue to generate cash each quarter, further improving our liquidity. As of March 31, 2025, our cash balance stood at $70 million. We intend to use this balance to fully redeem the outstanding $55 million Series B Preferred Units on July 25, 2025. Based on the latest distribution, the Series B units carried an annualized yield of 10.17% on their $25 liquidation preference. We expect annual cash savings of approximately $5.7 million as a result of the Redemption.

While we remain insulated from short-term volatility in the LNG market, our strategy remains focused on disciplined capital allocation-prioritizing deleveraging, returning capital to common unitholders through cash distributions and common unit repurchases, and reducing cash outflows through initiatives such as the Series B Preferred Redemption.

Russian Sanctions Developments

Due to the ongoing Russian conflict with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today’s date:

•

Current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and, to the Partnership’s knowledge, its counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations; and

•

Sanctions legislation continually changes and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine conflict more generally, will not have a significant impact on its business, financial condition or results of operations. Please see the section of this press release entitled “Forward Looking Statements.”

Financial Results Overview:

Three Months Ended

(U.S. dollars in thousands, except per unit data)	March 31, 2025 (unaudited)	March 31, 2024 (unaudited)
Voyage revenues	$ 39,107	38,055
Net Income	$ 13,570	11,750
Adjusted Net Income (1)	$ 14,316	12,354
Operating income	$ 18,545	19,337
Adjusted EBITDA(1)	$ 27,088	29,003
Earnings per common unit	$ 0.28	0.23
Adjusted Earnings per common unit (1)	$ 0.30	0.25

(1) Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under

U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

Three Months Ended March 31, 2025 and 2024 Financial Results

Net Income for the three months ended March 31, 2025 was $13.6 million as compared to $11.8 million for the corresponding period of 2024, which represents an increase of $1.8 million, or 15.3%. The increase in Net Income for the three months ended March 31, 2025 compared to the corresponding quarter of 2024 was mainly attributable to the decrease in interest and finance costs and the increase in voyage revenues due to certain non-cash items, as explained below. The above increase in Net Income compared to the corresponding quarter of 2024 was partially offset by the increase in voyage expenses and vessels’ operating expenses, as well as by the decrease in gain on the interest rate swap transaction which expired in September 2024.

Adjusted Net Income (a non-GAAP financial measure) for the three months ended March 31, 2025, was $14.3 million compared to $12.4 million for the corresponding period of 2024, which represents a net increase of $1.9 million, or 15.3%. This increase is mainly attributable to the decrease in interest and finance costs, which was partially offset by the increase of the voyage expenses and the vessel operating expenses, compared to the corresponding period of 2024.

Voyage revenues for the three months ended March 31, 2025, were $39.1 million as compared to

$38.1 million for the corresponding period of 2024, which represents a net increase of $1.0 million, or 2.6%. This increase is mainly attributable to: (i) the non-cash effect of the amortization of deferred revenues, (ii) the value of the EU ETS emissions allowances (“EUAs”) due to the Partnership by the charterers of its vessels, pursuant to the terms of its time charter agreements (the corresponding value of the abovementioned EUAs, which the Partnership is obliged to surrender to the EU authorities, is included within Voyage expenses) and (iii) the increase in variable hire revenues earned on one of the Partnership’s vessels under an OPEX pass-through time charter compared to the corresponding period in 2024 as discussed below. The above increase in voyage revenues was partially offset by the lower revenues earned due to fewer Calendar Days in the three months ended March 31, 2025, compared to the corresponding period in 2024.

The Partnership reported average daily hire gross of commissions(3) of approximately $72,190 per day per vessel for the three-month-period ended March 31, 2025, compared to approximately

$72,770 per day per vessel for the corresponding period of 2024. The Partnership’s vessels operated at 100% fleet utilization during the three-month periods ended March 31, 2025 and 2024.

Vessel operating expenses were $8.7 million, which corresponds to a daily rate per vessel of $16,169 for the three-month period ended March 31, 2025, as compared to $7.7 million, or a daily rate per vessel of $14,103, in the corresponding period of 2024. This increase is mainly attributable to increased planned technical maintenance on one of the Partnership’s vessels in the three-month period ended March 31, 2025.

Adjusted EBITDA (a non-GAAP financial measure) for the three months ended March 31, 2025, was $27.1 million, as compared to $29.0 million for the corresponding period of 2024. The decrease of $1.9 million, or 6.6%, was mainly attributable to the above-mentioned increase in voyage expenses and the vessel operating expenses.

Net Interest and finance costs were $4.9 million in the three months ended March 31, 2025 as compared to $8.7 million in the corresponding period of 2024, which represents a decrease of $3.8 million, or 43.7%, due to (i) the reduction in interest-bearing debt, resulting from the refinancing of the Partnership’s indebtedness in June 2024 and (ii) the decrease in the weighted average interest rate from 8.44% in the three months ended March 31, 2024 to 6.52% in the three months ended March 31, 2025.

For the three months ended March 31, 2025, the Partnership reported basic and diluted Earnings per common unit and Adjusted Earnings per common unit (a non- GAAP financial measure), of $0.28 and $0.30, respectively, after taking into account the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net Income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, were calculated on the basis of a weighted average number of 36,737,635 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of certain adjustments presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period-on-period comparisons shown in this section are derived from the condensed financials presented below.

(3) Average daily hire gross of commissions is a non-GAAP financial measure and represents voyage revenue excluding the non-cash time charter deferred revenue amortization, as well as the revenues attributable to the value of the EUAs to be provided to the Partnership pursuant to the terms of its agreements with the charterers, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended March 31, 2025, the Partnership generated net cash from operating activities of $18.1 million as compared to $11.6 million in the corresponding period of 2024, which represents an increase of $6.5 million, or 56.0% mainly as a result of working capital changes and the increase in net income for the reasons discussed above.

As of March 31, 2025, the Partnership reported total cash of $70.0 million. The Partnership’s outstanding financial liabilities as of March 31, 2025, under the Sale and Leaseback agreements between the vessel owning companies of the Clean Energy, the OB River, the Amur River and the Arctic Aurora with China Development Bank Financial Leasing Co. Ltd. amounted to $47.2 million, $62.6 million, $64.4 million and $137.7 million, respectively, gross of unamortized deferred loan fees. The financial liabilities under the Sale and Leaseback agreements are repayable within approximately four years for the Clean Energy, the OB River and the Amur River and within nine years for the Arctic Aurora.

The Partnership has elected to exercise its option to redeem all of the issued and outstanding Series B Preferred Units. The number of Series B Preferred Units to be redeemed is 2,200,000. Following completion of the Redemption, no Series B Preferred Units will remain outstanding. The aggregate redemption payment will consist of the amount of $55 million (representing $25.00 per Series B Preferred Unit) plus an amount equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared. The Redemption will be funded by internal cash reserves and will not involve raising additional debt. For additional information, please see “Full Redemption of Series B Preferred Units” above.

Vessel Employment

As of March 31, 2025, the Partnership had estimated contracted time charter coverage(4) for 100% of its fleet estimated Available Days (as defined in Appendix B) for each of 2025, 2026 and 2027.

As of the same date, the Partnership’s estimated contracted revenue backlog (5) (6) was $0.9 billion, with an average remaining contract term of 5.7 years.

(4) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(5) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(6) $0.10 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal Trade Pte. Ltd., which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessel’s operating costs.

Slide Presentation:

The slide presentation for the first quarter ended March 31, 2025 financial results will be available in PDF format, accessible on the Partnership's website www.dynagaspartners.com.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership that owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP Attention: Michael Gregos Tel. +30 210 8917960

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis Markella Kara Capital Link, Inc.

230 Park Avenue, Suite 1540 New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including, among other things, statements regarding the timing and funding of Redemption.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking statements are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply of and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, or international hostilities, geopolitical events including ongoing conflicts and hostilities in the Middle East and other regions throughout the world and the global response to such conflicts and hostilities, changes in tariffs, trade barriers, and embargos, including recently imposed tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, the impact of public health threats and outbreaks of other highly communicable diseases, the amount of cash available for distribution and/ or the Redemption, and other factors. Due to the ongoing war between Russia and Ukraine, the United States, United Kingdom, the European Union, Canada, and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time. Although currently there has been no material impact on the Partnership, potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (2) a general deterioration of the Russian economy. In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition, or results of operations.

Please see the Partnership’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per                               Three Months Ended

unit data) March 31,
	2025	2024
	(unaudited)	(unaudited)
REVENUES
Voyage revenues*	$ 39,107	$ 38,055
EXPENSES
Voyage expenses (including related party)*	(1,740)	(857)
Vessel operating expenses	(8,731)	(7,700)
General and administrative expenses (including related party)	(514)	(526)
Management fees -related party	(1,671)	(1,641)
Depreciation	(7,906)	(7,994)
Operating income	18,545	19,337
Interest and finance costs, net	(4,866)	(8,655)
Gain on derivative instruments	—	1,260
Other Expense	—	(110)
Other, net	(109)	(82)
Net income	$ 13,570	$ 11,750
Earnings per common unit (basic and diluted)	$ 0.28	$ 0.23
Weighted average number of units outstanding,
basic and diluted:
Common units	36,737,635	36,802,247

                DYNAGAS LNG PARTNERS LP

Condensed Consolidated Balance Sheets (Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2025	December 31, 2024
	(unaudited)	(unaudited)
ASSETS:
Cash and cash equivalents	$ 69,976	$ 68,156
Due from related party (current and non-current)	2,323	2,539
Other assets	7,397	11,246
Vessels, net	757,306	765,212
Total assets	$ 837,002	$ 847,153

LIABILITIES
Total other financial liabilities, net of deferred financing fees	$ 309,810	$ 320,717
Total other liabilities	32,801	40,936
Due to related party (current and non-current)	1,232	699
Total liabilities	$ 343,843	$ 362,352

PARTNERS’ EQUITY
General partner: 35,526 units issued and outstanding as at March 31,	146	138
2025 and December 31, 2024
Common unitholders (36,698,602 units and 36,747,129 units issued	366,343	357,949
and outstanding as at March 31, 2025 and December 31, 2024)
Treasury stock (11,339 common units and nil issued as at March 31,	(44)	—
2025 and December 31, 2024)
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at March 31, 2025 and December 31, 2024)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at March 31, 2025 and December 31, 2024)	53,498	53,498
Total partners’ equity	$ 493,159	$ 484,801

Total liabilities and partners’ equity	$ 837,002	$ 847,153

              DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Cash Flows (Expressed in thousands of U.S. Dollars)

Three Months Ended March 31,

	2025 (unaudited)	2024 (unaudited)
Cash flows from Operating Activities:
Net income:	$ 13,570	$ 11,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,906	7,994
Amortization and write-off of deferred financing fees	135	375
Deferred revenue amortization	693	1,700
Amortization and write off of deferred charges	53	54
Gain on derivative financial instrument	—	(1,260)
Changes in operating assets and liabilities:
Trade accounts receivable	619	344
Prepayments and other assets	3,124	2,731
Inventories	(31)	(11)
Due from/ to related parties	749	(1,538)
Trade accounts payable	(10)	(1,493)
Accrued liabilities	(3,901)	(678)
Unearned revenue	(4,833)	(8,399)
Net cash from Operating Activities $	18,074	$11,569

Cash flows from Investing Activities
Ballast water treatment system installation	—	(27)
Net cash used in Investing Activities	$ —	(27)

Cash flows from Financing Activities:
Repurchase of common units	(231)	—
Distributions declared and paid	(4,981)	(3,267)
Repayment of long-term debt and other financial liabilities	(11,042)	(12,000)
Receipt of derivative instruments	—	6,128
Net cash used in Financing Activities	$ (16,254)	(9,139)

Net increase in cash and cash equivalents	1,820	2,403
Cash and cash equivalents at beginning of the year	68,156	73,752
Cash and cash equivalents at end of the period $	69,976	$76,155

APPENDIX B

Fleet Statistics and Reconciliation of U.S. GAAP Financial Information to Non- GAAP Financial Information

Three Months Ended March 31,

(expressed in United states dollars except for operational data and Time Charter Equivalent rate)	2025	2024
Number of vessels at the end of period	6	6
Average number of vessels in the period (1)	6	6
Calendar Days (2)	540.0	546.0
Available Days (3)	540.0	546.0
Revenue earning days (4)	540.0	546.0
Time Charter Equivalent rate (5)	$ 69,198	$ 68,128
Fleet Utilization (4)	100.0%	100.0%
Vessel daily operating expenses (6)	$ 16,169	$ 14,103

(1)

Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

(2)

“Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

(3)

“Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(4)

The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning-repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings, or special or intermediate surveys.

(5)

Time charter equivalent rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

Three Months Ended

March 31,

	2025	2024
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$ 39,107	$ 38,055
Voyage Expenses *	(1,740)	(857)
Time Charter equivalent revenues	$ 37,367	$ 37,198
Available Days	540	546
Time charter equivalent (TCE) rate	$ 69,198	$ 68,128

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

(6)

Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of Net Income to Adjusted EBITDA

Three Months Ended March 31,

(In thousands of U.S. dollars)	2025	2024
Net income	$ 13,570 $	11,750
Net interest and finance costs (1)	4,866	8,655
Depreciation	7,906	7,994
Gain on derivative financial instrument	—	(1,260)
Amortization of deferred revenue	693	1,700
Amortization and write-off of deferred charges	53	54
Other Expense(2)	—	110
Adjusted EBITDA	$ 27,088 $	29,003

(1) Includes interest and finance costs and interest income, if any.

(2) Includes other income from insurance claims for damages incurred prior years

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), dry-docking and special survey costs and other non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

Three Months Ended March 31,

(In thousands of U.S. dollars except for units and per unit data)	2025	2024
Net Income	$ 13,570	$ 11,750
Amortization of deferred revenue	693	1,700
Amortization and write-off of deferred charges	53	54
Gain on derivative financial instrument	—	(1,260)
Other Expense	—	110
Adjusted Net Income	$ 14,316	$ 12,354
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(3,189)	(3,275)
Net Income available to common unitholders	$ 11,127	$ 9,079
Weighted average number of common units outstanding, basic and diluted:	36,737,635	36,802,247
Adjusted Earnings per common unit, basic and diluted	$ 0.30	$ 0.25

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of deferred charges, class survey costs and changes in the fair value of derivative financial instruments. Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Net Income available to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definitions of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Net income available to common unitholders is useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non- recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.